Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-144009
Issuer Free Writing Prospectus, dated June 26, 2007

EQUIFAX INC.

Final Term Sheet

Issuer:	Equifax Inc.

Security:	7.000% Senior Notes due 2037

Ratings:	Baa1 (Moody’s) / BBB+ (Standard & Poor’s)

Par Amount:	$250,000,000.00

Trade Date:	June 26, 2007

Settlement Date:	June 28, 2007

Maturity:	July 1, 2037

Coupon (Interest Rate):	7.000%

Interest Payment Dates:	January 1 and July 1 of each year, beginning on January 1, 2008

Price to Public:	99.762%

Underwriting Discounts and Commissions:	0.875%

Net Proceeds:	$247,217,500

Yield to Maturity:	7.019%

Benchmark Treasury:	UST 4.500% 02/15/2036

Spread to Benchmark Treasury:	T + 180 bps

Benchmark Treasury Price and Yield:	89-12; 5.219%

Make Whole Call:	T + 30 bps

Change of Control Put:	At 101% upon occurrence of Change of Control Triggering Event

Joint Book-Running Managers:	Banc of America Securities LLC Wachovia Capital Markets, LLC

Senior Co-Managers:	SunTrust Capital Markets, Inc. Greenwich Capital Markets, Inc. J.P. Morgan Securities Inc.

Co-Managers:	Wells Fargo Securities, LLC BNY Capital Markets, Inc. Morgan Keegan & Company, Inc. Mizuho Securities USA Inc.

Bear, Stearns & Co. Inc.

CUSIP/ISIN Numbers	294429 AG0 / US294429AG04

A securities rating is not a recommendation to buy, sell or hold these notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Banc of America Securities LLC or Wachovia Capital Markets, LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, or Wachovia Capital Markets, LLC at 1-866-289-1262.